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                          April 4, 2022

       Joseph Risico
       Chief Legal Officer
       Aterian, Inc.
       37 East 18th Street, 7th Floor
       New York, NY 10003

                                                        Re: Aterian, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 28,
2022
                                                            File No. 333-263904

       Dear Mr. Risico:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Samantha Eldredge